UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Investors & Analyst Conference Call Presentation dated March 8, 2018

Item 1

Hezi Israel, EVP BD & Strategy ICL Strategy 1 ʤʥʥʤʤʺʠʭʩʧʴʨʮ  ʣʩʺʲʤʺʠʭʩʧʺʴʮ  CULTIVATING THE PRESENT. DEVELOPING THE FUTURE.

Safe Harbor

This Presentation (references to which and to any information contained herein shall be deemed to include information which has been or may be supplied in writing or orally in connection herewith or in connection with any further enquiries) is provided for the sole purpose of providing general information to assist the recipient in deciding whether it wishes to proceed with a further investigation for investing in Israel Chemicals Ltd. and/or its affiliates (hereinafter jointly referred to as the "**Company**" or "**ICL**"). This Presentation shall not form the basis of, or be relied upon in connection with, any contract or commitment whatsoever, and it does not purport to be comprehensive or to contain all the information that the recipient may need in order to evaluate the Company and/or its assets.

No representation, warranty or undertaking, express or implied, is given by ICL and/or any member of the ICL Group or their respective directors, officers, employees, agents, representatives and/or advisers as to or in relation to the accuracy, completeness or sufficiency of the information contained in this Presentation or as to the reasonableness of any assumption contained therein. To the maximum extent permitted by law, the Company and its respective directors, officers, employees, agents, representatives and/or advisers expressly disclaim any and all liability which may arise from this Presentation and any errors contained therein and/or omissions therefrom or from any use of this Presentation or its contents or otherwise in connection therewith.

No representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed on, any valuations, forecasts, estimates, opinions and projections contained in this Presentation. In all cases, recipients should conduct their own investigation of any analysis of the Company and/or its assets and the information contained in this Presentation. Nothing in this Presentation constitutes investment advice and any opinions or recommendations that may be contained herein have not been based upon a consideration of financial situation or particular needs of any specific recipient. Any prospective investor interested in buying Company's securities or evaluating the Company and/or its assets is recommended to seek its own financial and other professional advice.

This Presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", "predict" or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.
These forward-looking statements and projections are not guarantees of future performance and are subject to a number of assumptions, risks, projections and uncertainties, many of which are beyond the Company's control, which could cause actual results, performance or achievements to differ materially from those described in or implied by such statements or projections. Because such statements deal with future events and are based on ICL's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2017, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.

Certain market and/or industry data used in this Presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete.

Included in this presentation are certain non-IFRS financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. These non-IFRS financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2017 filed with TASE and the SEC for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP.

Where needs take us
2

 ICL TODAY

 ICL Today

 ICL Today Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers AGRICULTURE INDUSTRIAL

 Creating Value Along the Chain AGRICULTURE INDUSTRIAL Essential Minerals Specialty Solutions RESOURCES MINERAL ASSETS EXPERTISE SEGMENTS MARKETS

 Where do we want to go?

 Our Strategic Guiding Principles GROWTH OPPORTUNITIES 2. FOCUSED PORTFOLIO & SYNERGIES 1. FINANCIAL STRENGTH 3. $

 Upstream Vs. Downstream UPSTREAM DOWNSTREAM OPTIMIZATION ▪ Successful track records in Phosphate & Bromine ▪ Show greater cycle resilience ▪ Higher ROI IDENTIFY GROWTH OPPORTUNITIES ▪ Highly Capital Intensive ▪ Volatile Market

 Growth Alternatives Specialty Fertilizers Phosphates Potash & Magnesium Essential Minerals Food Specialties Advanced Additives Industrial Products Specialty Solutions AGRICULTURE INDUSTRIAL Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash & Magnesium Semi - Specialty Fertilizers AGRICULTURE INDUSTRIAL Platform for Agro Solutions? Platform for Safety Solutions? Platform for Food Ingredients?

 Where to Focus Our Downstream Growth? Israel Agro - Tech Environmental Awareness Healthy Nutrition Effective Agriculture ADVANCED CROP NUTRITION NPK Polysulphate CRF Water Soluble Liquid fertilizers PK+ Potash Phosphate Potash+

 Our Strategic Focus Core Minerals Advanced Crop Nutrition

 Our Strategic Focus Core Minerals Advanced Crop Nutrition

 Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers

 Optimization of our Mineral Assets Operational Excellence In the Dead Sea and Rotem ▪ Production process improvement ▪ Early retirement plan ▪ Rock production optimization ▪ Energy efficiency ▪ Maintenance optimization ICL UK – full shift to Polysulphate in progress ▪ ~ 50 % reduction in workforce ▪ Targeting 1 M tonnes by 2020 ▪ Significant reduction in loss expected in 2018 , profitability expected from 2020 ▪ Building access ramp, expand capacity in Suria ▪ New port terminal ICL Iberia – mine consolidation & logistics upgrade

 YPH: Hub for Our Specialty Businesses in China ▪ Significant reduction in operating loss in 2017 ▪ Operating break even expected in 2018 ▪ Accelerated shift towards specialty

 Optimization ~ 10 - 15 % Reduction in potash cost per tonne over 5 Years ~ 5 M Tonne Maintain stable Potash production Shift Phosphate and UK to Specialty

 Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers

 Strong Market Position - A Robust base for Our Future Highest concentration of Bromine in the World Full phosphate chain from Rock to Salts: largest global merchant marketer of Purified Phosphoric acid Variety of single, multi blends and agglomeration technology in food ingredients

Continuous Quest for Global Opportunities  ▪ Value over volume in phosphate specialties as done in the bromine value chain ▪ Potential in China – dilution of bromine resources and environmental regulation; grow WPA and salts ▪ Drive innovation based on global trends ▪ Bolt on acquisitions

 Maintain strength. Provide stability. Outgrow the market Expand margins

 Our Strategic Focus Core Minerals Advanced Crop Nutrition

 Our Strategic Focus Advanced Crop Nutrition Core Minerals

 Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers

Mineral Attributes ▪ Multi - nutrients ▪ Extended Availability ▪ Natural fertilizer ICL ’ s Advantages ▪ Sole producer ▪ Existing infrastructure ▪ Market position  Polysulphate as a Flagship of Our Semi - Specialty Business A PREMIUM NICHE FERTILIZER WITH UNIQUE BENEFITS  % S 14 % K 17 % Ca 6 % Mg 15 % Other

From One Mineral to A World of Value Added Products

TARGET

2016
- Polysulphate

2017
- PK PluS
- Polysulphate

2018E
- NPK+Poly
- NPK+Micro
- NPS+Zinc
- NPS
- Potash Plus
- NPK + Coated
- PK PluS
- Polysulphate

2019E
- NP-APP
- SOP+ Poly
- NPK+Poly
- NPK+Micro
- NPS+Zinc
- NPS
- Potash Plus
- NPK + Coated
- PK PluS
- Polysulphate

2020E
- Granulated MOP
- NP-APP
- SOP+ Poly
- NPK+Poly
- NPK+Micro
- NPS+Zinc
- NPS
- Potash Plus
- NPK + Coated
- PK PluS
- Polysulphate

2021E
- Granulated MOP+Zinc
- Granulated MOP
- NP-APP
- SOP+ Poly
- NPK+Poly
- NPK+Micro
- NPS+Zinc
- NPS
- Potash Plus
- NPK + Coated
- PK PluS
- Polysulphate

26

Growth From ~$ 100 M to ~$ 400 M Increase in Semi - Specialty sales within 5 years

 ICL in the Future Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers

29 Supportive Financial Position to Implement Our Strategy ▪ Support M&A and growth ▪ Infrastructure development and improvements – from on - going operating cash flow generation Net debt reduction 2016 2017 2017 proforma post divestments** Net Debt/ EBITDA* $ 3,268 M $ 3,037 M ~$ 2,100 M 3.1 2.9 2.2 Core Minerals Advanced Crop Nutrition ** Calculated as: 2017 net debt - ~$ 900 M expected net proceeds from divestments * EBITDA is proforma of the divested businesses of Fire Safety and Oil Additives

 Cultivating the Present. Developing the Future.

Eli Amon, EVP Specialty Fertilizers ICL Specialty Fertilizers 31 ʤʥʥʤʤʺʠʭʩʧʴʨʮ  ʣʩʺʲʤʺʠʭʩʧʺʴʮ  CULTIVATING THE PRESENT. DEVELOPING THE FUTURE.

 Our Strategic Focus Advanced Crop Nutrition Core Minerals

 Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers

34 Our Core Markets and Products Today Turf & Landscape Golf courses, sports fields & landscape Liquid Fertilizers Growing Media Grass Seeds Water Soluble Fertilizers ( WSF) Controlled Release Fertilizers ( CRF) Straights ( MAP / MKP / Pekacid) Plant Protection Products Adjuvants Water Conservation Agents Liquid Fertilizers Slow Release Fertilizers Specialty Agriculture Fruit, vegetables & arable crops Turf & Landscape Golf courses, sports fields & landscape Ornamental Horticulture Nursery stock, perennials, pot & bedding plants  % OF 2017 SALES 19 % OF 2017 SALES 1  % OF 2017 SALES

 Fast Growing Industry Driven by Global Trends Controlled Release Fertilizers Soluble Fertilizers Market Dynamics (Mt) 1.8 3.2 Market Dynamics (Mt) 0.4 1.8 2006 2016 Potential 10 yr Growth Potential market by 2026 : 4.5 Mt 10 % China share of the growth: ~ 70% 2006 2016 Potential 10 yr Growth Potential market by 2026 : 5.7 Mt 6 % China share of the growth: ~ 40 % Source: IFA publications, RAMS & Co analysis

 Global Trends Driving Shift Towards Specialty Fertilizers Population growth, urbanization & reduction in arable land per capita Regulatory Pressure Changing Food Chain Environmental Trends New Grower Practices

 Our Strengths ▪ Leader in Key Markets ▪ Access to P and K resources, unique access to Polysulphate ▪ Wide Portfolio with well established brands & unique products ▪ Profound agronomic knowledge & strong professional sales force ▪ Advanced P and K chemistry ▪ Advanced and flexible manufacturing technologies ▪ Efficient Supply Chain

 Our Goal Leadership in Advanced Crop Nutrition Solutions

 Leadership in Advanced Crop Nutrition Solutions Get closer to grower Expand Value - added product portfolio Innovate

 Building Leadership in Advanced Crop Nutrition Solutions R&D Infrastructure Precision Ag Business Development

 Enhance Infrastructure and M&A Targets Solubles M&A targets Bio stimulants Inhibitors Unique Technology CRF

 Leverage PrecisionAg to Grow sales Digitization of Farms - Sensing, Analytics and Connectivity Solutions Prediction Models: • Pest Out • Water Stress • Yield Weather • Sensing • Prediction Crop Soil Sensors • Moisture • pH • Temperature Aerial Imagery • Drones • Satellites Equipment • Autonomous • Task Assist or Replacement Software Platforms • ERP • Farm Management • Agronomy Digital Ag: Reduce Inputs & Increase Yield Big data insights New products New customers More sales

 Digital Package to Enhance Sales Mobile App Remote sensing of nutrient deficiencies Data analytics used to offer tailored products In - soil temperature sensor Integration of data to an Ag platform Prescription tool: what fertilizer to apply when?

 Food Specialties Advanced Additives Industrial Products Specialty Fertilizers Phosphate Potash Semi - Specialty Fertilizers

 Growth through Leadership in Advanced Crop Nutrition Create best - in - class innovative platform Over $ 1 BN Sales within 5 Years Improve Operating Margin

 Cultivating the Present. Developing the Future.

Asher Grinbaum , Acting CEO ICL Strategy 48 ʤʥʥʤʤʺʠʭʩʧʴʨʮ  ʣʩʺʲʤʺʠʭʩʧʺʴʮ  CULTIVATING THE PRESENT. DEVELOPING THE FUTURE.

 Our Path for Reshaping Our Strategy STRATEGIC DESIGN Exit “ Bleeding ” Projects Cost Reduction Strict Capital Management Divestment of Low Synergy Assets Reduce Net Debt Significant Improvement of Financial Results & Position Core Minerals Advanced Crop Nutrition

Strong Focus on Innovation Business Development Continuous Cost Reduction Marketing & Operational Excellence Environment, Safety, Health Development of Human Capital  Strategy Implementation Core Minerals Advanced Crop Nutrition

 What to expect from ICL in the Future Optimization Growth in Semi - Specialty Maintain Strength. Provide Stability. Growth through leadership in Advanced Crop Nutrition

 Our Strategic Focus Core Minerals Advanced Crop Nutrition

 Cultivating the Present. Developing the Future.

Appendix

Potash 4,773 K ton Phosphate Rock 4,877 K ton Phosphate Fertilizers 2,094 K ton Potash 5,039 K ton Phosphate Fertilizers 2,291 K ton Polysulphate ~300 K ton $ 3.0 Bn 2017 SALES* $ 359 M 2017 OPERATING INCOME** 2017 PRODUCTION 2017 SALES VOLUME ICL Essential Minerals Profile * Before setoffs and inter - segment eliminations. ** Before G&A expenses. Before setoffs and inter - segment eliminations. All numbers are rounded. OF ICL SALES IN 2017 53% ~ 7,6 00 EMPLOYEES WORLDWIDE 53% 47 % Essential Minerals Specialty Solutions 2017 SALES* BY BUSINESS LINE 44% 34% 22 % Potash & Magnesium Phosphate Specialty Fertilizers

Phosphate Acids 26 % Industrial Phosphates 17 % Phosphate Food Additives 36 % ICL Specialty Solutions Profile 56 ~ 3,700 2017 PHOSPHATE VALUE CHAIN SALES* % SALES BY BUSINESS UNIT 22% $ 2.7 B SALES* $ 554 M OPERATING INCOME** Food Specialties 45 % Industrial Products 33 % Advanced Additives EMPLOYEES WORLDWIDE Advanced Additives Food Specialties Industrial Products NA 35 % Asia/Pacific 24 % EMEA 34 % SA 7 % SPECIALTY SOLUTIONS SALES DISTRIBUTION * Before setoffs and eliminations ** Before G&A expenses All numbers are rounded 2017 MAIN FINANCIAL RESULTS

OPTIMAL PLANT NUTRITION: LESS IS MORE! * FY 2017 ** Before setoffs and eliminations. *** Before G&A expenses. Fertigation/ Soluble Fertilizers Foliar Fertilizer Controlled Release Fertilizers $ 692 M $ 56 M SALES** OPERATING INCOME*** FY 2017 RESULTS REVENUE BY MARKET SEGMENT* Horticulture & Turf 28 % Chemicals & other 10 % Specialty Ag. 62 % ICL Specialty Fertilizers Profile 57 47% 25% 17% 11 % Europe Americas ASIAPAC MEAI REVENUE BY GEOGRAPHIES* ~ 900 EMPLOYEES WORLDWIDE AsiaPac

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 8, 2018